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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 4)

INFORMATION RESOURCES, INC.
(Name of Subject Company)

GINGKO ACQUISITION CORP.,
a wholly owned subsidiary of
GINGKO CORPORATION,
a company formed by
SYMPHONY TECHNOLOGY II-A, L.P.,
SYMPHONY TECHNOLOGY II GP, LLC,
and affiliates of
TENNENBAUM & CO., LLC
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(and the Associated Preferred Share Purchase Rights)

(Title of Class of Securities)

456905108
(Cusip Number of Class of Securities)

Gingko Corporation
c/o Symphony Technology Group
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304
Telephone: (650) 935-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:

Jeffrey D. Berman John D. Amorosi Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000	Dhiya El-Saden Gregory L. Surman Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 Telephone: (213) 229-7000
CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**

$116,883,267	$9,455.86

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 30,280,639 (number of shares of common stock of subject company outstanding on a fully diluted basis) by $3.86 (the market value of the shares of the subject company calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, by reference to the average of the high and low NASDAQ National Market prices reported for shares of the subject company on July 10, 2003.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $28.88
    Form or Registration No.: 5-35926

Filing Party:	Gingko Acquisition Corp. Gingko Corporation Symphony Technology II-A, L.P. Symphony Technology II GP, LLC Tennenbaum & Co., LLC
Date Filed:	September 2, 2003
Amount Previously Paid: $44.51 Form or Registration No.: 5-35926
Filing Party:	Gingko Acquisition Corp. Gingko Corporation Symphony Technology II-A, L.P. Symphony Technology II GP, LLC Tennenbaum & Co., LLC
Date Filed:	August 4, 2003
Amount Previously Paid: $9,374.56 Form or Registration No.: 5-35926
Filing Party:	Gingko Acquisition Corp. Gingko Corporation Symphony Technology II-A, L.P. Tennenbaum & Co., LLC
Date Filed:	July 14, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☒  third-party tender offer subject to Rule 14d-1.

        ☐  issuer tender offer subject to Rule 13e-4.

        ☐  going-private transaction subject to Rule 13e-3.

        ☐  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO as initially filed with the Securities and Exchange Commission on July 14, 2003 (the "Original Schedule TO"), as amended by Amendment No. 1 ("Amendment No. 1 to the Schedule TO") to the Original Schedule TO filed with the Securities and Exchange Commission on August 1, 2003, and as further amended by Amendment No. 2 ("Amendment No. 2 to the Schedule TO") to the Original Schedule TO filed with the Securities and Exchange Commission on August 4, 2003, and as further amended by Amendment No. 3 ("Amendment No. 3 to the Schedule TO") to the Original Schedule TO filed with the Securities and Exchange Commission on September 2, 2003 (the Original Schedule TO, as amended by Amendment No. 1 to the Schedule TO, Amendment No. 2 to the Schedule TO, Amendment No. 3 to the Schedule TO and this Amendment No. 4, the "Schedule TO"), by Gingko Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Gingko Corporation, a Delaware corporation ("Parent") and a company formed by Symphony Technology II-A, L.P., a Delaware limited partnership, Symphony Technology II GP, LLC, a Delaware limited liability company, and affiliates of Tennenbaum & Co., LLC, a Delaware limited liability company. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Information Resources, Inc., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights", and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, as amended and restated as of October 27, 1997, and as further amended as of June 29, 2003, between the Company and Harris Trust and Savings Bank as Rights Agent (the "Rights Agreement"), for $3.30 per Share, net to the seller in cash, without interest thereon, plus one contingent value right ("CVR") per Share representing the right to receive an amount equal to a portion of any potential proceeds of an antitrust lawsuit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2003 (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Any capitalized term that is used, and not defined in this document, shall have the meaning set forth in the Schedule TO.

Items 1 through 9, and Item 11.

Not applicable.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

On September 8, 2003, Gingko Acquisition Corp. and Information Resources, Inc. issued a joint press release announcing their mutual agreement to terminate the Agreement and Plan of Merger dated as of June 29, 2003 by and among the Company, Parent and Purchaser (the "Old Merger Agreement"). In connection with the termination of the Old Merger Agreement, the Offer was terminated. The parties terminated the Offer pursuant to Section 7.01(a) of the Old Merger Agreement and condition (f) to the existing Offer. The agreement to terminate the Old Merger Agreement is set forth in Section 8.14 of the Agreement and Plan of Merger dated as of September 7, 2003 by and among the Company, Parent and Purchaser (the "New Merger Agreement"). The press release issued by the parties announcing the termination of the Offer is attached hereto as Exhibit (a)(1)(K). The New Merger Agreement is attached hereto as Exhibit (d)(4). None of the Shares tendered in the Offer were accepted for payment and paid for, and these Shares will be promptly returned without expense to the tendering stockholders. A letter to stockholders who tendered Shares pursuant to the Offer is attached hereto as Exhibit (a)(1)(L).

Item 12.	Exhibits.
(a)(1)(A)**	Offer to Purchase, dated July 14, 2003.
(a)(1)(B)**	Letter of Transmittal.
(a)(1)(C)**	Notice of Guaranteed Delivery.
(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Text of press release issued by Information Resources, Inc., Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC on June 29, 2003.
(a)(1)(H)**	Summary advertisement published July 14, 2003.
(a)(1)(I)***	Text of press release issued by Gingko Acquisition Corp. on August 4, 2003.
(a)(1)(J)****	Text of press release issued by Gingko Acquisition Corp. on September 2, 2003.
(a)(1)(K)	Text of press release issued by Gingko Acquisition Corp. and Information Resources, Inc. on September 8, 2003.
(a)(1)(L)	Letter dated September 8, 2003 to stockholders who tendered Shares pursuant to the Offer.
(b)(1)**
Commitment letter dated as of June 29, 2003 among Tennenbaum Capital Partners, LLC, as agent for one or more entities managed by Tennenbaum Capital Partners, LLC, Gingko Corporation and Symphony Technology II-A, L.P.
(b)(2)**	Commitment letter dated as of June 29, 2003 among Symphony Technology II-A, L.P., Gingko Corporation and Information Resources, Inc.
(d)(1)**	Agreement and Plan of Merger dated as of June 29, 2003 by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.
(d)(2)**	Form of Contingent Value Rights Agreement by and among Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).
(d)(3)**	Confidentiality Agreement, dated February 19, 2003, between Symphony Technology Group and Information Resources, Inc.
(d)(4)	Agreement and Plan of Merger dated as of September 7, 2003 by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with the SEC on Parent's and Purchaser's Schedule TO-C, dated June 30, 2003.
**	Previously filed with the SEC on Parent's and Purchaser's Schedule TO, dated July 14, 2003.
***	Previously filed with the SEC on Amendment No. 2 to Parent's and Purchaser's Schedule TO, dated August 4, 2003.
****	Previously filed with the SEC on Amendment No. 3 to Parent's and Purchaser's Schedule TO, dated September 2, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2003

GINGKO ACQUISITION CORP.
By:	/s/ William Chisholm Name: William Chisholm Title: Executive Vice President
GINGKO CORPORATION
By:	/s/ William Chisholm Name: William Chisholm Title: Executive Vice President
SYMPHONY TECHNOLOGY II-A, L.P.
By:	Symphony Technology II GP, LLC its General Partner
By:	/s/ William Chisholm Name: William Chisholm Title: Managing Member
TENNENBAUM & CO., LLC
By:	/s/ Howard M. Levkowitz Name: Howard M. Levkowitz Title: Principal
SYMPHONY TECHNOLOGY II GP, LLC
By:	/s/ William Chisholm Name: William Chisholm Title: Managing Member

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AMENDMENT NO. 4 TO SCHEDULE TO
SIGNATURE